CNL Strategic Capital, LLC 8-K

Exhibit 17.1

October 23, 2025

CNL Strategic Capital, LLC

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Re: Resignation as Director of CNL Strategic Capital, LLC (the “Company”)

Dear Fellow Directors,

After much personal reflection and consideration, I am writing to resign from the Board of Directors of the Company (the “Board”) effective as of 11:59 p.m. on October 31, 2025. My decision is being made in connection with general leadership and succession planning at Levine Leichtman Capital Partners (“LLCP”) and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices. My resignation is without the requirement of any further action or acceptance by the Board, any committee of the Board, the Company or any other person.

Thank you for the collaboration, trust, and dedication you have all shown during my tenure. I will forever remain grateful for the journey we have shared.

Sincerely,

/s/Arthur E. Levine

Arthur E. Levine